

Mail Stop 4631

June 2, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Duncan J. Palmer
Chief Financial Officer
Owens Corning
One Owens Corning Parkway
Toledo, Ohio 43659

> RE: Form 10-K for the fiscal year ended December 31, 2008
> Form 10-Q for the period ended March 31, 2009
> Form 8-K filed on June 2, 2009
>   File No. 1-33100

Dear Mr. Palmer:

We have reviewed your response letter dated May 28, 2009 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Management's Discussion and Analysis

Critical Accounting Estimates

Pensions and Other Postretirement Benefits, page 45

2. We note your response to prior comment 3. Please address the following:
   - You estimate a range of expected rates of return for your target portfolio by utilizing information from a third party consultant. Please provide us with a summary of the information you receive from the third party consultant. Please explain how you use this information to arrive at the estimated range of expected rates of return. Please also specify how consideration is given to historical rates of return as well as whether any of this information provided by the third party consultant is at the asset category level. It is unclear how you are able develop your range of expected rates of return for your target portfolio without considering the expected rates of return for each asset category;
   - Please help us understand the premiums applied to passive rates of returns, net of administrative expenses and your consideration of these premiums in arriving at your expected rates of return. Please tell us the passive rates of return used for 2008 and 2009 as well as how these rates were determined. You state that you subtracted .45% for administrative expenses from the entire portfolio for 2009. Please tell us the percentage subtracted for 2008; and
   - For 2008, the prior year rate of return assumption of 8.0% fell within the calculated range of 6.9% to 9.1%; therefore you utilized this rate as an input in calculating your 2008 pension expense for your United States pension plans. For 2009, the 8.0% rate of return assumption continued to be appropriate as it fell within the calculated range of 6.3% to 8.1%. Please tell us what consideration you gave as to what part of the range the 8% fell into for each year. Specifically, for 2008, the 8% fell in the middle of the range whereas for 2009 the 8% was in the high end of the range.

FORM 8-K FILED ON JUNE 2, 2009

Exhibit 99.5 – Item 8 – Financial Statements and Supplementary Data

Consolidated Statements of Stockholders' Equity, page 8

3. Please provide or tell us where you have provided the disclosures required by paragraphs 38(a) and A5 of ARB 51, as amended by SFAS 160, as well as paragraphs 38(d) and A7 of ARB 51, as amended by SFAS 160. Specifically, it does not appear that you have disclosed the total amount of consolidated comprehensive income attributable to noncontrolling interests. In addition, it does not appear that you have provided a schedule showing the effects of changes in ownership in your subsidiaries.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or, in his absence, Craig E. Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief